SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2005

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On June 16, 2005, the Company issued a press release announcing its fourth quarter and fiscal year 2005 financial results. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT J. GANGE
Robert J. Gange Chief Financial Officer

Date: June 16, 2005

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated June 16, 2005, announcing fourth quarter and fiscal year 2005 financial results.

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Exhibit 99.1

ASAT Holdings Limited Reports Fourth Quarter and

Fiscal Year 2005 Financial Results

HONG KONG and PLEASANTON, Calif. – June 16, 2005 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the fourth quarter and fiscal year 2005, ended April 30, 2005.

Net revenue in the fourth quarter of fiscal year 2005 was $44.0 million, compared with net revenue of $47.3 million in the third quarter of fiscal year 2005.

Net loss in the fourth quarter was $36.7 million, or a loss of $0.27 per American Depository Share (ADS). Net loss in the fourth quarter includes a one-time non-cash accounting charge of $19.9 million for the write-off and impairment of property, plant and equipment, an accrual of $4.6 million consisting of cash, warrants and rebates on future business associated with an unexecuted settlement agreement that is expected to be executed with Freescale Semiconductor, and a one-time cash charge of $215,000 associated with a headcount reduction of approximately 160 direct labor employees in Hong Kong as part of the Company’s China transition plan. Fourth quarter net loss compares with a net loss of $9.2 million for the third quarter of fiscal 2005, or a loss of $0.07 per ADS.

After reviewing its individual asset utilization, sources of revenues and cash flows, the Company believed that some of its assets will likely be underutilized and should be impaired. Applying the principles of SFAS No. 144, the Company determined that it was appropriate to take a charge of $19.9 million for specific fixed assets.

“We reached a significant milestone with China phase one reaching volume production by the end of the fourth quarter,” said Harry R. Rozakis, President and chief executive officer of ASAT Holdings Limited. “By achieving our production goals in China we were able to reduce our headcount in Hong Kong in the fourth quarter. We expect further headcount reductions will take place in Hong Kong in the next several months and believe the anticipated cost savings will have a positive impact on our bottom line performance in fiscal 2006.

“In April, we announced a cross licensing agreement with Amkor in which ASAT received a license for Amkor’s Flip Chip packaging technology. Also, in May we announced a licensing agreement with LSI Logic in which LSI will provide ASAT with a license to use its Flip Chip package assembly technology. We have already experienced increased Flip Chip design activity as a result of these agreements and expect Flip Chip will become a larger part of our revenue in fiscal 2006,” said Mr. Rozakis.

Additional Fourth Quarter Results

•	Net revenue for assembly was $39.5 million

•	Net revenue for test was $4.5 million

•	Capital expenditures were $13.6 million

•	Cash at the end of the fourth quarter was $32.7 million

Fiscal 2005 Financial Results

Net revenue for fiscal 2005 was $194.4 million, compared with $214.7 million in fiscal 2004. Net loss for fiscal 2005 was $60.4 million, or a loss of $0.45 per ADS. This compares with a net loss of $16.7 million, or a loss of $0.12 per ADS in fiscal 2004.

Fiscal 2005 Highlights

“Our primary objectives entering 2005 were to have China phase one in volume production by the end of the fiscal year, continue to diversify our customer base, and expand our packaging technology and intellectual property. We believe we achieved success with these objectives,” said Mr. Rozakis.

Key highlights in fiscal 2005 included:

•	China phase one completed and in volume production. Approximately 15 percent of total revenue was generated from China in the fourth quarter of fiscal 2005.

•	Continued end market diversification. The company ended the year with revenue from the communications market accounting for 54 percent of total revenue, down from 61 percent at the end of fiscal 2004. Revenue from the consumer market increased to 15 percent of total revenue from 14 percent in the same period a year ago driven by increased demand in the audio appliance market.

•	Entered into cross-license agreement with Amkor. ASAT provided Amkor with a license for its Thin Array Plastic Package (TAPP), and Amkor provided ASAT with a license for its Flip Chip semiconductor package technology.

First Quarter Fiscal 2006 Outlook and Guidance

In the first quarter of fiscal 2006, ending July 31, 2005, the Company expects revenue to be between $41 million and $45 million.

Financing Commitment

On June 16, 2005 the Company obtained a commitment for $15 million of financing from one of its principal shareholders. The other principal shareholder has an option to participate up to 50% of this financing, or $7.5 million of the $15 million. The financing would be in the form of two year notes bearing an interest at the rate of 5% per annum. In return for the commitment, the company will issue five-year warrants for a total of 25 million ordinary shares, which is the equivalent of 5 million ADSs, exercisable at a price of $0.01 per ordinary share. The commitment is subject to preparation and execution of definitive agreements and fulfillment of various conditions, including receipt by the Board of a fairness opinion with respect to the loan arrangements from an independent investment banking firm.

While the company believes receipt of the financing is likely, there can be no assurance that it will be obtained and if such financing is not obtained for any reason, unless alternate financing is obtained, the report of our independent public accountants with respect to our financial statements for the year ended April 30, 2005 may contain a going concern exception.

Board of Directors Changes

The Company announced that effective June 15, 2005, William Stuek, Chairman of the Board of Directors of the Company, resigned to pursue other opportunities. Henry Montgomery, who will continue to be an independent director and Chairman of the Audit Committee of the Board of Directors, was elected Chairman. Mr. Montgomery currently serves as Chairman of the Board of Directors of Catalyst Semiconductor, Inc. (Nasdaq: CATS) and is a director of Swift Energy Company (NYSE: SFY). Mr. Montgomery is also Chairman of both company’s Audit Committees.

Kei Chua, currently a principal in the Hong Kong office of J.P. Morgan Partners Asia, which is a significant shareholder of the Company, was elected as a member of the Board of Directors filling the vacancy left by the resignation of Mr. Stuek. In addition, Donald Beadle, one of the Company’s independent directors, resigned from the Board effective in May 2005 for personal reasons.

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call to discuss the financial results and other financial matters in its fourth quarter and fiscal 2005 financial results today at 9:00 a.m. ET/6:00 a.m. PT. To access the call, dial (973) 935-2100. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until June 23, 2005. To access the replay, dial (973) 341-3080. You will need to reference the passcode: 6115804.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With over 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of ASAT for services in North America. For more information visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter and the remainder of the current fiscal year and the expected timing of normalization of the semiconductor industry, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the financing as described and may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s Annual Report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on July 9, 2004. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Robert J. Gange	Jim Fanucchi
Chief Financial Officer	Summit IR Group Inc.
ASAT Holdings Limited	408.404.5400
852.2439.8788	ir@asat.com
bob_gange@asathk.com

Revenue Breakdown by Market Segment

	Three Months Ended
Market Segment	April 30, 2005 % of Net Revenues	Jan. 31, 2005 % of Net Revenues
	(Unaudited)
Communications	49	53
Automotive/Industrial & Other	26	23
Consumer	17	16
PC/Computing	8	8

Revenue Breakdown by Region

	Three Months Ended
Region	April 30, 2005 % of Net Revenues	Jan. 31, 2005 % of Net Revenues
	(Unaudited)
United States	86	84
Europe	7	9
Asia	7	7

Revenue Breakdown by Customer Type

	Three Months Ended
Customer Type	April 30, 2005 % of Net Revenues	Jan. 31, 2005 % of Net Revenues
	(Unaudited)
Fabless	63	53
IDM	37	47

Summary financial data follows:

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except ADS and share data)

For the three months ended April 30, 2005, January 31, 2005 and April 30, 2004 and year ended April 30, 2005 and 2004

	Three Months Ended			Year Ended
	April 30, 2005	January 31, 2005	April 30, 2004	April 30, 2005	April 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Sales	44,035	47,300	62,989	194,411	214,674

Cost of sales (Note A)	42,876	45,421	49,587	182,319	174,275

Gross profit	1,159	1,879	13,402	12,092	40,399

Operating expenses:
Selling, general and administrative	7,709	6,381	6,581	27,455	24,775
Research and development	1,033	1,116	1,164	4,481	4,562
Reorganization charge (Note B)	215	—	—	928	—
Litigation settlement (Note C)	4,603	—	—	4,603	—
Facilities charge	—	—	—	—	306
Impairment of property, plant and equipment (Note D)	19,944	—	—	19,944	2,387

Total operating expenses	33,504	7,497	7,745	57,411	32,030

(Loss) Profit from operations	(32,345)	(5,618)	5,657	(45,319)	8,369
Other income, net	207	249	190	688	689
Charges on early redemption of 12.5% senior notes (Note E)	—	—	(10,346)	—	(10,346)
Interest expense:
- amortization of deferred charges	(250)	(242)	(291)	(958)	(1,002)
- third parties	(3,592)	(3,559)	(4,348)	(14,088)	(14,423)

Loss before income taxes	(35,980)	(9,170)	(9,138)	(59,677)	(16,713)
Income tax (expense) benefit	(743)	—	5	(748)	(4)

Net Loss	(36,723)	(9,170)	(9,133)	(60,425)	(16,717)

Net loss per ADS:
Basic and diluted:
Net loss	$(0.27)	$(0.07)	$(0.07)	$(0.45)	$(0.12)

Basic and diluted weighted average number of ADS outstanding (Note F)	135,665,379	135,617,233	135,217,662	135,590,676	134,344,322

Net loss per ordinary share:

Basic and diluted:
Net loss	$(0.05)	$(0.01)	$(0.01)	$(0.09)	$(0.02)

Basic and diluted weighted average number of ordinary shares outstanding	678,326,895	678,086,165	676,088,310	677,953,380	671,721,610

Note A:

Includes $748, $326 and $327 inventory write-down in the three months ended April 30, 2005, January 31, 2005 and April 30, 2004, respectively.

Includes $2,416 and $1,351 inventory write-down in the fiscal years ended April 30, 2005 and 2004, respectively.

Note B:

Includes $215 charge associated with a headcount reduction of approximately 160 workers in the Company’s Hong Kong operations in the three months ended April 30, 2005.

Includes $928 charge associated with headcount reduction of approximately 300 workers primarily in the Company’s Hong Kong operations in the fiscal year ended April 30, 2005.

Note C:	Represents an accrual of $4,603 consisting of cash, warrants and rebates on future business associated with an unexecuted settlement agreement that is expected to be executed with Freescale Semiconductor.

Note D:

Represents $19,944 charge for the write-off and impairment related to certain property, plant and equipment in the three months ended and fiscal year ended April 30, 2005.

Represents $2,387 charge for the impairment of the Company’s excess property disposed of in February, 2004.

Note E:	Represents $10,346 charges on early redemption of 12.5% senior notes, including $6,297 for the early redemption premium and $4,049 for the non-cash write-off of deferred financing costs and debt discount associated with the redeemed notes in February, 2004.

Note F:	Calculated by dividing the weighted average number of ordinary shares outstanding during the respective periods by five. Each ADS represents five ordinary shares.

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As of April 30, 2005, January 31, 2005 and April 30, 2004

	April 30, 2005	January 31, 2005	April 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	32,717	40,810	62,610
Accounts receivable, net	17,680	20,252	26,424
Inventories	18,139	17,695	21,311
Prepaid expenses and other current assets	7,155	6,926	5,698

Total current assets	75,691	85,683	116,043

Property, plant & equipment, net (Note G)	93,812	108,117	104,848
Deferred charges, net	6,297	5,969	6,128
Other non-current assets	2,946	2,960	—

Total assets	178,746	202,729	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	4,227	—	—
Accounts payable	26,415	28,135	31,197
Accrued liabilities	18,766	8,049	12,040
Current portion of capital lease obligations	1,737	1,712	—

Total current liabilities	51,145	37,896	43,237

9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	4,057	4,488	—

Total liabilities	205,202	192,384	193,237

Shareholders’ (deficit) equity:

Common stock	6,855	6,853	6,840
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	231,108	231,312	231,118
Deferred stock-based compensation	(393)	(555)	(754)
Accumulated other comprehensive loss	(234)	(196)	(55)
Accumulated deficit	(263,721)	(226,998)	(203,296)

Total shareholders’ (deficit) equity	(26,456)	10,345	33,782

Total liabilities and shareholders’ (deficit) equity	178,746	202,729	227,019

Note G

Includes equipment leased under capital lease with a cost of $6,540 and accumulated depreciation of $790 and $392 as of April 30, 2005 and January 31, 2005, respectively.

Depreciation is provided on a straight-line basis over the term of the leases.